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Brent J. Fields, Esq.
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street,  N.W.
Washington, D.C. 20549

        Re:     Bank and Insurance Fund, Inc. (the "Fund")
                File Number 333-41457

Dear Mr. Fields:

        We hereby request the abandonment of the Form N-8A filed on behalf of the Bank and Insurance Fund, Inc on December 4,1997. The Bank and Insurance Fund, Inc. will have no further business before the Securities and Exchange Commission.


Bowes Investment Trust

/s/     Thomas I. Carocci

Thomas I. Carocci
Vice-President